UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2019

Commission File Number: 001-36142

Avianca Holdings S.A.

(Name of Registrant)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

September 27, 2019

RELEVANT INFORMATION

NEW YORK COURT RULING

Avianca Holdings S.A. (“Avianca Holdings” or the “Company”), would like to make public a decision notified by its controlling shareholder, related to the audience that took place today in New York:

“There was a court hearing in NY today in the Kingsland Holdings Limited v. BRW Aviation, LLC lawsuit, but it resulted in no change in the management or ownership of Avianca Holdings S.A. (“AVH”) or its subsidiary Avianca S.A.

Kingsland, as the independent third party working on behalf of the collateral agent under the loan agreement between BRW and United Airlines, remains the manager of BRW and thus controls BRW’s majority stake in AVH and Avianca.

The NY court awarded summary judgment to Kingsland on its claims against BRW and its parent BRW Aviation Holdings LLC (“Holdco”) that they defaulted under the loan agreement. The court also ruled that it would maintain the status quo by continuing to prohibit Holdco from interfering with Kingsland’s lawful management of BRW’s majority stake in AVH. These rulings are intermediate steps in the judicial foreclosure process in NY and are subject to appeal, and any foreclosure sale of BRW or its AVH shares will not occur until the end of that process.”

Avianca Investor Relations

+ 571-5877700 ext. 2474, 1349

ir@avianca.com

ABOUT AVIANCA HOLDINGS S.A.

Avianca is the commercial brand that identifies the passenger, cargo transportation airlines and on ground services integrated in the Company with a team of more than 21,000 employees. The terms “Avianca Holdings” or “the Company” refer to the consolidated entity. The original source-language text of this announcement is the official, authoritative version, Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 27, 2019

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo
Name:	Richard Galindo
Title:	Secretary